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                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            Schedule 13G

                Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*



                      COMMUNITY BANCSHARES, INC.
                ------------------------------------------
                          (Name of Issuer)

                 Common Stock, par value $3.00 per share
                ------------------------------------------
                      (Title of Class of Securities)

                               203434 10 5
                ------------------------------------------
                              (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   Rule 13d-1(b)
               ---
                   Rule 13d-1(c)
               ---
                X  Rule 13d-1(d)
               ---


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on the following page(s))

                              Page 1 of 5 Pages


CUSIP No. 203434 10 5                 13G                   Page 2 of 5 Pages


1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

             Dwight E. Pardue


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a) [ ]
             (b) [ ]


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

NUMBER OF               5  SOLE VOTING POWER
SHARES                        239,147
BENEFICIALLY            6  SHARE VOTING POWER
OWNED BY                        1,500
EACH                    7  SOLE DISPOSITIVE POWER
REPORTING                     239,147
PERSON                  8  SHARED DISPOSITIVE POWER
WITH                            1,500


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             240,647


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
             [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             16.1%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN


Item 1(a).     Name of Issuer.
----------     ---------------

               Community Bancshares, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.
----------     ------------------------------------------------

               1301 Westwood Lane
               Westfield Village
               Wilkesboro, NC  28697

Item 2(a).     Name of Person Filing.
----------     ----------------------

               This statement is filed by:  Dwight E. Pardue

Item 2(b).     Address of Principal Business Office or, if none, Residence.
----------     ------------------------------------------------------------

               P.O. Box 157
               North Wilkesboro, NC  28659

Item 2(c).     Citizenship.
----------     ------------

               United States of America

Item 2(d).     Title of Class of Securities.
----------     -----------------------------

               Common Stock, par value $3.00 per share

Item 2(e).     CUSIP Number.
----------     -------------

               203434 10 5

Item 3.        If this statement is filed pursuant to Rule 13d-1(b), or 13d-
-------        -------------------------------------------------------------
               2(b), check whether the person filing is a:
               -------------------------------------------

               Not applicable

Item 4.        Ownership.
-------        ----------

               (a)  Amount Beneficially Owned as of December 31, 2001:

                    240,647 shares of Common Stock (includes (i) 20,742 shares subject to presently exercisable stock purchase warrants;
                    (ii) 10,000 shares subject to presently exercisable stock options; (iii) 1,500 shares owned by Mr. Pardue's spouse; and (iv) 500 shares held by Mr. Pardue as custodian for a minor grandchild).

               (b)  Percent of Class: 16.1%

               (c)  Number of Shares as to Which Such Person has:

                    (i)    sole power to vote or to direct the vote:  239,147
                    (ii)   shared power to vote to direct the vote:  1,500
                    (iii) sole power to dispose or to direct the disposition of: 239,147
                    (iv) shared power to dispose or to direct the disposition of: 1,500

Item 5.        Ownership of Five Percent or Less of a Class.
-------        ---------------------------------------------

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
-------        ----------------------------------------------------------------

               Not Applicable

Item 7.        Identification and Classification of the Subsidiary Which
-------        ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               --------

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.
-------        ----------------------------------------------------------

               Not Applicable

Item 9.        Notice of Dissolution of Group.
-------        -------------------------------

               Not Applicable

Item 10.       Certification.
--------       --------------

               Not Applicable



                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 5, 2002                /s/  Dwight E. Pardue
       ----------------------               ---------------------------------
                                            Dwight E. Pardue